Exhibit 12
GMAC LLC

RATIO OF EARNINGS TO FIXED CHARGES

Three months ended March 31, ($ in millions)	2007	2006

Earnings
Consolidated net (loss) income	($305)	$495
Provision for income taxes	150	222
Equity-method investee distribution	—	25
Equity-method investee earnings	(58)	(30)
Minority interest in consolidated subsidiaries and (income)/loss from equity investees	1	(11)

Consolidated (loss) income before income taxes, minority interest and (income)/loss from equity investees	(212)	$701
Fixed charges	3,744	3,685

Earnings available for fixed charges	3,532	4,386
Fixed charges
Interest, discount, and issuance expense on debt	3,725	3,661
Portion of rentals representative of the interest factor	19	24

Total fixed charges	$3,744	$3,685
Ratio of earnings to fixed charges (a)	0.94	1.19

(a)	The ratio calculation indicates a less than one-to-one coverage for the three months ended March 31, 2007. Earnings available for fixed charges for the three months ended March 31, 2007, is inadequate to cover total fixed charges. The deficient amount for the ratio is $212.